SECURI 06007967 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALLMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE #800
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN DASH (212) 850-6762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

3040 ROUTE 22 WEST, SUITE 110 (Address) SOMERVILLE (City) NEW JERSEY (State) 08876 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C. 203 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______STEVEN DASH____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____HALLMARK INVESTMENTS, INC.____, as of ___DECEMBER 31_______________________________, 2005_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

___CHIEF EXECUTIVE OFFICER__________
Title

Notary Public

RAPHAEL Z GROSSMAN
NOTARY PUBLIC
STATE OF NEW YORK
01GR6132403
QUALIFIED IN N.Y. COUNTY
COMMISSION EXPIRES 8/29/

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hallmark Investments, Inc.

Statement of Financial Condition

December 31, 2005

With Independent Auditors' Report

Hallmark Investments, Inc.
Table of Contents
December 31, 2005

WithumSmith+Brown
Professional Corporation
Certified Public Accountants and Consultants

040 Route 22 West, Suite 110
omerville, New Jersey 08876 USA
08 526 6363 . fax 908 526 9944
ww.withum.com

dditional Offices in New Jersey,
ew York and Pennsylvania

Independent Auditors' Report

To the Board of Directors
Hallmark Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc. (a wholly owned subsidiary of Hallmark Investment Holdings Inc.) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hallmark Investments, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in the supplemental schedules on Pages 5-6 is presented only for purposes of additional analysis and is not required for a fair presentation of the financial statement, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statement and, in our opinion, is fairly stated in all material respects in relation to the financial statement taken as a whole.

February 9, 2006

WithumSmith+Brown

Hallmark Investments, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	13,318
Restricted cash		50,000
Commissions receivable		229,183
Prepaid expenses and other assets		20,416
Due from officer		51,425
	$	364,342

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses	$	34,347
Accrued payroll and commissions		132,762
Total liabilities		167,109
Stockholder's equity:		
Common stock, no par; 200 shares authorized, issued and outstanding		--
Additional paid-in capital		267,077
Accumulated deficit		(69,844)
Total stockholder's equity		197,233
	$	364,342

The Notes to Financial Statements are an integral part of these statements.

1. Business and Summary of Significant Accounting Policies

The Company

Hallmark Investments, Inc. (the "Company") was incorporated under the laws of the State of New York on September 26, 2001 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on September 12, 2005.

Commissions Receivable

Commissions receivable represents amounts due from the Company's clearing firm for securities transactions that were settled by the clearing firm during the prior month. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged, by the Company, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2005

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its federal, state and city tax returns on an individual basis separate form its parent. Income tax expense includes state and city minimum taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from net operating loss carryovers.

2. Restricted Cash

The Company is required to maintain a deposit of $50,000 with its clearing broker.

3. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and net capital requirements of $125,392 and $20,889, respectively. The Company's net capital ratio was 1.33 to 1.

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

5. Related Party Transactions

The Company rents office space on a month-to-month basis from Hallmark Securities, Inc., a company under common control of the Company's owner. Total rent expense, relating to the office lease, amounted to $37,102 for the year ended December 31, 2005. Although a formalized lease does not exist, the Company's annual rent is expected to be $73,500 under the month-to-month lease agreement.

At December 31, 2005, the Company has advanced $51,425 to an officer of the Company. The advances are unsecured, non-interest bearing and due upon demand.

6. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

7. Income Taxes

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2005:

Federal	$ 11,000
State	6,000
Total deferred tax asset	17,000
Less valuation allowance	(17,000)
Net deferred tax asset	$ --

The Company has provided a 100% valuation allowance in 2005, as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $70,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire in 2025.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Supplemental Report on Internal Accounting Control

To the Board of Directors
Hallmark Investments, Inc.

In planning and performing our audit of the statement of financial condition of Hallmark Investments, Inc. as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences as required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Supplemental Report on Internal Accounting Control (continued)

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the intern control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown

February 9, 2006